PE
3-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2002

Leica Geosystems Finance plc

Davy Avenue, Knowlhill
Milton Keynes MK5 8L
England

(Exact name and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F.......................X..................... Form 40-F..............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes...................................No................X....................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release of Registrant's Parent dated March 4, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: March 5 2002

By: ______________________
Name: Christian Leu
Title: Chief Financial Officer

Communication to Investors and Media

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Switzerland)

www.leica-geosystems.com

No 05e (March 2002)
Contact George Aase – Director Investor Relations
Phone +41 071 727 3064 - Email: investor@leica-geosystems.com

Leica Geosystems creates strategic partnership with PASCO, Japan's largest GIS solutions provider

Heerbrugg/Tokyo, 4 March 2002 **– Japan's largest surveying and mapping company, PASCO, has signed a partnership agreement with Leica Geosystems to further develop the fast growing market of Geographic Information Systems (GIS). Since PASCO is one of the largest GIS product and services provider world-wide, the collaboration will concentrate not only on Leica Geosystems' products and technologies but also on the development of completely new solutions together with Leica and ESRI, the international provider of GIS software.**

PASCO K.K., a company of the SECOM Group, is recognised as one of the world's largest suppliers of geographical information and as a leader in the implementation of the most modern surveying and GIS technologies. PASCO has been the first company world-wide to use a digital aerial camera — the ADS40 — produced by LH Systems, a company of Leica Geosystems. The ADS40 enables PASCO to capture data about the landscape and its objects far more precisely than sensors from satellites. PASCO is also providing its customers with the most recent technology for producing 3-D images and models using the Cyrax™ laser-scanner, another advanced product of Leica Geosystems. In addition, as a sole agent in Japan they are also distributing the revolutionary 3-D Imagine™ software from Erdas, another company that has been part of the Leica Geosystems group since 2001. PASCO has been a sole agent for ESRI, the US company which is the market leader in the GIS software segment, and recently they made the decision to establish a new company, ESRI-Japan K.K. Leica Geosystems has been a strategic partner with ESRI for many years.

Early access to most modern technologies

PASCO President Sadao Ohtake said: "Although our divisions make their purchase decisions using individual price and performance criteria specific to the relevant surveying disciplines, most of our new equipment for surveying and photogrammetry comes from Leica Geosystems or its companies. The partnership agreement gives us the confidence to have access in addition to Leica Geosystems' technological strength and reliability of the products as a customer but also as a strategic partner. In future we will be able to serve our own customers by gaining an early insight into new technological concepts, by always using the most advanced methods and by remaining ahead of competition."

Closer to customers in GIS markets in South-East Asia

Hans Hess, President Leica Geosystems, said: "Not only in Japan but also world-wide, PASCO has a first-class reputation as an efficient provider of GIS solutions. The closeness that this company has to its customers and its position in the marketplace will give our product engineers the opportunity to get direct insights in market trends at an early stage, and thereby allow them to adapt new technologies earlier and closer to the customers' expectations and market needs. We are proud to have such a renowned and dynamic customer as a strategic partner. This partnership will set new milestones in the future development of GIS and its industry. It is also a unique opportunity for us to strategically position ourselves in the fast-growing GIS markets of South-East Asia.

Leica Geosystems' successful triple partnership concept

Not even one year ago, Leica Geosystems announced both the biggest order in the history of the GPS surveying systems industry and a strategic partnership with Ordnance Survey, the surveying and mapping authority of Great Britain. Since then, this partnership has developed very positively, and in addition, several other large customers have made a similar decision to form product and strategic alliances with Leica Geosystems. Now PASCO, the largest geographic information provider of Japan, and one of the most important companies in this industry world-wide, joins Leica Geosystems as a strategic partner. For solutions in the fast growing markets of Land Information and Management Systems —including land ownership and utilities — the triple partnership concept of Leica Geosystems' GIS data acquisition systems, of ESRI's GIS software and of a leading customer with local GIS knowledge — in this case PASCO — proves to be the winning combination.





Left: The Centre of Tokyo city was captured on 28 January 2002 at a flight height of 2900 metres above ground level by PASCO using the airborne digital sensor Leica ADS40. Seven different bands are used for photogrammetric 3D transformation, for remote sensing tasks and for the creation of Geographic Information Systems (GIS). The Ground Sample Distance (GSD) in this picture is 0.3 metres.
Right: Details of the State Guest-house in Tokyo are captured in the original scanned image.

((Images can be downloaded directly from ***http://www.leica-geosystems.com/news/2002/tokyo.htm))***

*　　*　　*

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

*　　*　　*